[redacted]

13010481

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2013

SEC FILE NUMBER
8- 66305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 North Highway 169, Suite 900
(No. and Street)

Plymouth	Minnesota	55441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Severud (763) 417-1442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Severud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

Notary Public

TRACI M. FRANKO
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moquist Thorvilson Kaufmann LLC

Certified Public Accountants & Consultants

Wealth Enhancement Brokerage Services, LLC

Financial Statements

December 31, 2012

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2012

Page

MOQUIST THORVILSON
KAUFMANN LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wealth Enhancement Brokerage Services, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 25, 2013

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
www.mtkcpa.com

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 250,000
Accounts receivable	1,064,179
Prepaid expenses	21,255
Total assets	$ 1,335,434

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 2,957
Payable to Parent	929,882
Total liabilities	932,839
Member's equity:	
Additional paid-in capital	85,000
Retained earnings	317,595
Total member's equity	402,595
Total liabilities and member's equity	$ 1,335,434

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Holdings, LLC ("WEG Holdings"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker-dealer, which does not receive customer or other securities. The Company has a clearing agreement through Linsco/Private Ledger Corp. (also known as LPL Financial).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable. The Company's accounts receivable are comprised primarily of receivables from its clearing broker, LPL Financial, and other third party brokers and insurance companies, and relate primarily to commissions earned from various product sales. The Company believes the brokers and insurance companies are high quality institutions and there is no significant credit risk with respect to these amounts.

Accounts Receivable

The Company evaluates the collectability of accounts receivable based on a combination of factors and records a specific reserve when it becomes aware of any collection issues. As of December 31, 2012, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

Revenue Recognition

The Company derives revenue primarily through commissions on products sold. Revenue is recognized as earned.

Income Taxes

The Company and the Parent are treated as disregarded entities for U.S. federal income tax purposes and, therefore, are treated as branches of WEG Holdings. WEG Holdings is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board guidance. This guidance provides a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes against the Company. The Company believes any income tax filing positions and deductions attributable to the Company in WEG Holdings' partnership tax return will be sustained upon examination and, accordingly, no reserves, or related accruals for interest and penalties, have been recorded or allocated to the Company by WEG Holdings at December 31, 2012. In accordance with this guidance, the Company has adopted a policy under which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in operating expenses in the statement of operations. WEG Holdings' remaining open tax years subject to examination include the years ended December 31, 2009 through 2011.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Regulatory Requirements

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required level. At December 31, 2012, the Company's net capital of $381,340 was $319,151 in excess of its required net capital of $62,189. The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.00 at that date.

The Company claims exemption from Rule 15c3-3 of the Commission under Section (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

3. Related-Party Transactions

The Parent allocates commissions and broker-dealer fees to the company for which $7,517,588 and $422,411, respectively, were allocated to the Company for the year ended December 31, 2012. The allocations approximate the charges incurred by the Parent for similar expenses.

In addition, certain expenses, including occupancy, compensation and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company. During 2012, $7,011,694 of expenses were paid by the Parent and allocated to the Company. At December 31, 2012, $929,882 was payable to the Parent related to these expenses.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

4. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date at which the financial statements were available to be issued.